[LETTERHEAD OF BSP SECURITIES]

February 9, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Community First Bancshares, Inc.
Registration Statement on Form S-1 (Registration Number 333-215041)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Community First Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 Noon on February 13, 2017, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ Mark Saunders
Name: Mark Saunders
Title: Managing Director & Principal